Paul Dickard
               (201) 573-3120

               Richard Johnson
               (201) 573-3087

               Ingersoll-Rand Adopts Shareholder Rights Plan


          Woodcliff Lake, N.J., November 4, 1998--Ingersoll-Rand today announced that its board of directors has adopted a new shareholder rights plan to replace its current rights plan, which will expire on December 22, 1998.
          Under the new plan, one right will be distributed for each share of Ingersoll-Rand common stock outstanding at the close of business on December 22, 1998.
          Initially, the rights are attached to the common stock and are not exercisable. The rights become exercisable and will trade separately from the common stock 10 days following the first public announcement that any person or group has acquired at least 15 percent of Ingersoll-Rand's outstanding common stock, or on the 10th day following the commencement or the announcement of an intention to commence a tender offer, which would result in that person or group acquiring beneficial ownership of at least 15 percent of the outstanding shares of common stock. Each right would entitle the holder to purchase one-thousandth of a share of Series A Preference Stock at an exercise price of $200.
          If any person or group acquires 15 percent or more of Ingersoll-Rand's common stock, the rights not held by the 15-percent stockholder would become exercisable to purchase Ingersoll-Rand common stock at a 50-percent discount. The plan provides that, at any time after a person or group becomes an acquiring person and prior to the acquisition by that person or group of 50 percent or more of the outstanding common stock, the board may exchange the rights (other than the rights held by the acquiring person, which will have become void), at an exchange ratio of one share of common stock per right.
          The new rights will expire on December 22, 2008, unless earlier redeemed or exchanged by Ingersoll-Rand, as provided in the rights plan. The board may elect to redeem the rights at $0.01 per right.
          The rights plan was not adopted in response to any specific effort to acquire control of Ingersoll-Rand, nor is the company aware of any such effort.


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